Exhibit 99.2

Sibanye Gold Limited

Trading as Sibanye-Stillwater

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SGL

ISIN — ZAE000173951

Issuer code: SGL

(“Sibanye-Stillwater” or “the Group” or “the Company”)

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933) OR IN OR INTO ANY OTHER JURISDICTION WHERE SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW

Sibanye-Stillwater announces the launch of tender offers to reduce debt

Johannesburg, 4 September 2018: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) today announced the launch of a tender process to repurchase a portion of its corporate bonds and convertible bonds.

The Group will fund the repurchase from existing cash resources, including the US$500 million advance proceeds of its recently concluded streaming transaction with Wheaton Precious Metals International Ltd.

The US$400 million tender offer, will allow Sibanye-Stillwater to repurchase and retire approximately 31% of its long term debt financing instruments (a nominal value of approximately US$432 million of the total US$1,500 million issued nominal value), thereby reducing annual interest costs by approximately US$26 million (approximately R378 million at R14.70/US$).

Neal Froneman CEO of Sibanye-Stillwater commented: “We are pleased to launch the tender process to repurchase our medium term corporate and convertible bonds, utilising the proceeds of the competitively priced stream financing we recently concluded. The repurchase of these instruments creates immediate value and will meaningfully reduce annual finance expenses and repayment obligations associated with our debt, consistent with delivery against our strategic goals.”

Up to US$350 million (including accrued interest) will be applied to the repurchase of Stillwater Mining Company’s 6.125% bond Notes due 27 June 2022 (the 2022 Notes) and 7.125% bond Notes due 27 June 2025 (the 2025 Notes), with approximately US$50 million (including accrued interest) applied to the repurchase of Sibanye Stillwater’s 1.875% Guaranteed Unsecured Convertible Bonds (due 26 September 2023) (the Convertible Bonds). Each Offer is being conducted on the basis of a separate “Modified Dutch Auction Procedure”, on the further terms and conditions contained in the applicable tender announcements, which will be sent to holders of the Convertible Bonds and/or the 2022 and 2025 Notes, as the case may be. The bond Notes are currently listed on the Irish Stock Exchange while the Convertible Bonds are listed on the Frankfurt Stock Exchange.

The Group has retained Barclays Capital Inc. and Absa Bank Limited to act as International Dealer Managers and D.F. King to act as Information and Tender Agent in connection with the Note Offers, and Barclays Bank PLC. and Absa Bank Limited to act as International Dealer Managers in connection with the Convertible Bond Offer.

This announcement does not contain the full terms and conditions of the Offers, which are contained, in respect of the Notes Offers, in the offer to purchase dated September 4, 2018 and, in the case of the Convertible Bond Offer, in the invitation term sheet dated September 4 2018 (as each may be amended or supplemented from time to time, together the Offer Documents), and is subject to the offer restrictions more fully described below. Each relevant Offer Document is expected to be distributed to holders of the Notes and/or the Convertible Bonds beginning today.

Neither the Company, the International Dealer Managers nor the Information and Tender Agent makes any recommendation as to whether any holder of the Notes and/or Convertible Bonds should tender or refrain from tendering all or any portion of the principal amount of the Notes and/or Convertible Bonds held by them.

Capitalised terms used and not defined herein have the meanings ascribed to them in each relevant Offer Document.

Further announcements will be issued upon the closure of the tender processes of the bond Notes and Convertible Bonds.

Contacts:

For investor relations enquiries, please contact:

Email: ir@sibanyestillwater.com

James Wellsted

Head of Investor Relations

+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Advisors:

Linklaters LLP and ENSafrica are acting as legal advisors to Sibanye-Stillwater.

White & Case LLP are acting as legal advisors to the International Dealer Managers.

OFFERS AND DISTRIBUTION RESTRICTIONS IN RESPECT OF THE CONVERTIBLE BOND OFFER

This announcement does not constitute an invitation to participate in the Convertible Bond Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such Convertible Bond Offer or for there to be such participation under applicable securities laws and regulations. The distribution of this announcement in certain jurisdictions may be restricted by laws and regulations. Persons into whose possession this announcement comes are required by each of Sibanye-Stillwater and the International Dealer Manager to inform themselves about and to observe any such restrictions.

United States

The Convertible Bond Offer is not being made and will not be made, directly or indirectly, in or into, or by use of the mail of, or by any means or instrumentality of interstate or foreign commerce of, or of any facilities of a national securities exchange of, the United States or to, or for the benefit of, U.S. persons as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”) (“U.S. persons”). This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. The Convertible Bonds may not be tendered in the Convertible Bond Offer by any such use, means, instrumentality or facility from or within the United States or by U.S. persons. Accordingly, copies of this announcement and any other documents or materials relating to the Convertible Bond Offer are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to, or for the benefit of, U.S. persons. Any purported tender of Convertible Bonds in the Convertible Bond Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Convertible Bonds made by a U.S person or a person located in the United States or by any agent, fiduciary or other intermediary acting on a non-discretionary basis for a U.S. person or a principal giving instructions from within the United States will be invalid and will not be accepted.

Each holder of Convertible Bonds participating in the Convertible Bond Offer will represent that it is not a U.S. person, it is not located in the United States and it is not participating in such Convertible Bond Offers from the United States, or it is acting on a non- discretionary basis for a principal that is not a U.S. person, that is located outside the United States and that is not giving an order to participate in such Convertible Bond Offers from the United States. For the purposes of this and the above paragraph, “United States” means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

United Kingdom

The communication of this announcement and any other documents or materials relating to the Convertible Bond Offer is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000 as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43(2) or 49(2)(a) to (d) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

Italy

None of the Convertible Bond Offer, this announcement or any other documents or materials relating to the Convertible Bond Offer have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations.

The Convertible Bond Offer is being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Italian Financial Services Act”) and article 35-bis, paragraph 3, of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “Issuers’ Regulation”). A holder resident or otherwise located in Italy can participate in the Convertible Bond Offer only if it is a “qualified investor” within the meaning of article 100 of the Italian Financial Services Act and article 34-ter, paragraph 1, letter b) of the Issuer’s Regulation. Accordingly, a holder who is resident or otherwise located in the Republic of Italy that does not qualify as such may not participate in the Convertible Bond Offer having as target convertible bonds.

Holders or beneficial owners of the Convertible Bonds that are resident or located in Italy can tender some or all of their Convertible Bonds pursuant to the Convertible Bond Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Italian Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or the Bank of Italy or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Convertible Bonds or the Convertible Bond Offer.

France

The Convertible Bond Offer is not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither this announcement nor any other documents or materials relating to the Convertible Bond Offer have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code Monétaire et Financier, are eligible to participate in the Convertible Bond Offer. This announcement and any other document or material relating to the Convertible Bond Offer have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

South Africa

The Convertible Bond Offer (nor any documents or material relating to the Convertible Bond Offer) does not constitute, envisage or represent an offer to the public in South Africa, as envisaged in the South African Companies Act, No. 71 of 2008 (“Companies Act”) and is not, nor is it intended to constitute, a registered prospectus (as such term is defined in section 95(1)(k) of the Companies Act) prepared and registered under the Companies Act.

The right of any entity or individual who is a South African resident, to participate in the Convertible Bond Offer is subject to such resident having obtained, all necessary exchange control approvals pursuant to the South African Exchange Control Regulations, 1961, promulgated under the Currency and Exchanges Act, 1933, the policies and directives of the Financial Surveillance Department of the South African Reserve.

General

Neither this announcement nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Convertible Bonds and tenders of Convertible Bonds for purchase pursuant to the Convertible Bond Offer will not be accepted from holders in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Convertible Bond Offer to be made by a licensed broker or dealer and the International Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, the Convertible Bond Offer shall be deemed to be made by the International Dealer Manager or such affiliate, as the case may be, on behalf of Sibanye-Stillwater in such jurisdiction.

Each of Sibanye-Stillwater and the International Dealer Manager reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Convertible Bonds for purchase pursuant to the Convertible Bond Offer whether any such representation given by a holder is correct and, if such investigation is undertaken and as a result Sibanye-Stillwater determines (for any reason) that such representation is not correct, such tender or submission may be rejected.

The Convertible Bond Offer is not being made to any individual or entity (a “Person”) (a) that is, or is owned or controlled by (but solely if under the relevant sanctions such person so owned or controlled by (as such terms are interpreted in the relevant regulations or in any guidance in relation to such regulations) is also deemed to be subject to sanctions) a Person that is, described or designated in (i) the most current “Specially Designated Nationals and Blocked Persons” list (which as of the date hereof can be found at: https://www.treasury.gov/ofac/downloads/sdnlist.pdf), (ii) the most current “Consolidated list of persons, groups and entities subject to EU financial sanctions” (which as of the date hereof can be found at: http://eeas.europa.eu/cfsp/sanctions/consol-list/index_en.htm) or (iii) the Foreign Sanctions Evaders List (which as of the date hereof can be found at: http://www.treasury.gov/ofac/downloads/fse/fselist.pdf); or (b) that is otherwise the subject or target of any sanctions administered or enforced by any “Sanctions Authority” (which means (x) the Security Council of the United Nations; and (y) the competent governmental institutions and agencies of the US, the United Kingdom, the European Union or a member state of the European Union including, without limitation, the Office of Foreign Assets Control of the US Department of the Treasury, the United States Department of State, the United States Department of Commerce and Her Majesty’s Treasury), other than solely by virtue of their inclusion in: (i) the most current “Sectoral Sanctions Identifications” list (which as of the date hereof can be found at: http://www.treasury.gov/resource-center/sanctions/SDN-List/Pages/ssi_list.aspx) (the “SSI List”), (ii) Annexes III, IV, V and VI of Council Regulation No.833/2014, as amended by Council Regulation No.960/2014 (the “EU Annexes”), or (iii) any other list maintained by a Sanctions Authority, with similar effect to the SSI List or the EU Annexes.

OFFERS AND DISTRIBUTION RESTRICTIONS IN RESPECT OF THE NOTE OFFERS

This announcement is neither an offer to purchase nor a solicitation to buy any Notes nor is it a solicitation for acceptance of the Note Offers. Stillwater Mining Company is making the Note Offers only by, and pursuant to the terms of, the relevant Offer Documents. The Note Offers are not being made to (nor will tenders of Notes be accepted from or on behalf of) holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. This announcement must be read in conjunction with the relevant Offer Documents.

This announcement does not constitute an invitation to participate in the Note Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Issuer, the Guarantors, the International Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

United Kingdom. The communication of this announcement and any other documents or materials relating to the Note Offers has not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to: (1) persons who are outside of the United Kingdom (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (3) those persons who are existing members or creditors of  Stillwater Mining Company or other persons within Article 43(2) of the Order; (4) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (5) any other persons to whom such documents and/or materials may lawfully be communicated in circumstances in which section 21(1) of the FSMA does not apply to Stillwater Mining Company  (all such persons together being referred to as “relevant persons”). This announcement and any other documents are materials relating to the Note Offers are only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents

France. The Note Offers are not being made, directly or indirectly, to the public in the Republic of France. This announcement and any other documents or offering material relating to the Note Offers may not be distributed or caused to be distributed to the public in the Republic of France. Only (a) persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (b) qualified investors (investisseurs qualifiés) acting for their own account, other than individuals (each a “Qualified Investor”) as defined in, and in accordance with, Articles L. 411-1, L. 411-2 and D. 411-1 of the French Code monétaire et financier and applicable regulations thereunder, are eligible to participate in the Note Offers. Neither this announcement nor any other such offering material has been submitted for clearance to the Autorité des marchés financiers.

Italy. None of the Note Offers, the relevant Offer Documents or any other documents or materials relating to the Note Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to applicable Italian laws and regulations. The Note Offers are being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of the Notes that are resident or located in Italy can tender their Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the relevant Offer Documents.

Belgium. Neither this announcement nor any other documents or materials relating to the Note Offers have been, or will be, submitted or notified to, or approved by, the Belgian Financial Services and Markets Authority (“Autorité des services et marchés financiers”/”Autoriteit voor Financiële Diensten en Markten”). The Note Offers are not being made in Belgium by way of a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids (“loi relative aux offres publiques d’acquisition”/”wet op de openbare overnamebiedingen”), as amended from time to time. Accordingly, this announcement may not be, and is not being, advertised and the Note Offers will not be extended and this announcement and any other documents or materials relating to the Note Offers may not, have not, and will not, be distributed, directly or indirectly, to any person in Belgium other than to “qualified investors” (“investisseur qualifié”/”gekwalificeerde belegger”) within the meaning of Article 10, §1 of the Belgian Law of June 16, 2006 on the public offering of securities and the admission of securities to trading on a regulated market (“loi relative aux offres publiques d’instruments de placement et aux admissions d’instruments de placement à la négociation sur des marchés réglementés”/”wet op de openbare aanbieding van beleggingsinstrumenten en de toelating van beleggingsinstrumenten tot de verhandeling op een gereglementeerde markt”) (as amended from time to time), as referred to in Article 6, §3, of said Belgian Law of April 1, 2007 on public takeover bids. Insofar as Belgium is concerned, the Note Offers are made only to qualified investors, as this term is defined above. Accordingly, the information contained in this announcement or in any other documents or materials relating to the Note Offers may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

South Africa

Neither of the Note Offers (nor any documents or material relating to the Note Offers) constitute, envisage or represent an offer to the public in South Africa, as envisaged in the Companies Act, No. 71 of 2008 (“Companies Act”) and is not, nor is it intended to constitute, a registered prospectus (as such term is defined in section 95(1)(k) of the Companies Act) prepared and registered under the Companies Act.

The right of any entity or individual who is a South African resident, to participate in the Note Offers is subject to such resident having obtained, all necessary exchange control approvals pursuant to the South African Exchange Control Regulations, 1961, promulgated under the Currency and Exchanges Act, 1933, the policies and directives of the Financial Surveillance Department of the South African Reserve.

General. Neither this announcement nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Note Offers will not be accepted from holders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Note Offers to be made by a licensed broker or dealer and the International Dealer Managers or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, the Note Offers shall be deemed to be made by the International Dealer Managers or such affiliate, as the case may be, on behalf of the Issuer in such jurisdiction. In addition, each holder participating in the Note Offers will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in “The Offers—Procedures for Tendering Notes.” Any tender of Notes for purchase pursuant to the Note Offers from a holder that is unable to make these representations will not be accepted. Each of the Issuer, the Guarantors, the International Dealer Managers and the Information and Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Note Offers, whether any such representation given by a holder is correct and, if such investigation is undertaken and as a result the Issuer determines (for any reason) that such representation is not correct, such tender or submission may be rejected.

FORWARD LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.